

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2023

Brian Strem
Chief Executive Officer
KIORA PHARMACEUTICALS INC
332 Encinitas Boulevard, Suite 102
Encinitas, CA 92024

> **Re: KIORA PHARMACEUTICALS INC**
> **Registration Statement on Form S-1**
> **Filed February 3, 2023**
> **File No. 333-269570**

Dear Brian Strem:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert Petitt